INLET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2024

OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67301

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2023 (MM/DD/YY) AND ENDING 09/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Inlet Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

122 Faulkner St.
(No. and Street)

New Smyrna Beach	Florida	32168
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jessica Gilday	386-426-2440	jgilday@inletsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hacker, Johnson and Smith, P.A.
(Name – if individual, state last, first, and middle name)

5401 S. Kirkman Rd, Suite 620	Orlando	Florida	32819
(Address)	(City)	(State)	(Zip Code)

9/29/2003	400
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Jessica Gilday_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _INLET SECURITIES, LLC_____, as of _9/30_____, 2_024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ERICCA JUSTINE ZAMORA
Notary Public, State of Florida
Commission# HH 348384
My comm. expires Jan. 10, 2027

Signature: _Jessica Gilday_

Title: _Managing Member_

Notary Public

State of Florida
County of Volusia

Jessica Gilday appeared in person and produced FL DL as form of identification.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members of
Inlet Securities, LLC
New Smyrna Beach, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Inlet Securities, LLC (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Inlet Securities, LLC's auditor since 2019.
Orlando, Florida
December 20, 2024


INLET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2024


ASSETS

Cash	$ 73,962
Receivable from broker/dealers	29,508
Office furniture and equipment (net of $3,339 accumulated depreciation)	4,859
Other assets	1,966
TOTAL ASSETS	**$ 110,295**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$ 15,421
MEMBERS' CAPITAL	**$ 94,874**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 110,295**


The accompanying notes are an integral part of these financial statements.


NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Inlet Securities, LLC (the "Company") was organized in the state of Florida in August, 2005. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is buying and selling securities for clients.

Basis of Presentation. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition. Revenue from contracts with customers is recognized when: (i) a contract has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the performance obligation.

Commissions and concessions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company also receives payments from mutual fund and insurance companies in the form of distribution and/or service fees (12b-1 fees), trail commissions or renewal commissions, which are fully described in the applicable prospectus or offering document. Trails are typically paid from the assets of the investment product and the amount is calculated as an annual percentage of assets invested by the Company's customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Cash and cash equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents. The Company maintains cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, these balances may exceed the federally insured limits. However, these balances are maintained with a high-quality financial institution which management believes limits the risk. There were no amounts in excess of insured limits at September 30, 2024.

INLET SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2024

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - continued

Office Furniture and Equipment. Depreciation is provided using the straight-line method over a five-year period.

Concentrations of Credit Risk. The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions, and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events. Management has evaluated events occurring subsequent to the balance sheet dated December 16, 2024 (the financial statement issuance date), determining no events require additional disclosure in the financial statements.

NOTE 2 - INCOME TAXES

As a limited liability company, the Company has elected to file as an S-Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

Management is not aware of any uncertain tax positions. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense.

NOTE 3 - CLEARING AGREEMENT AND OFF-BALANCE-SHEET RISK

The Company's customers may sell securities that they do not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. However, since the Company enters into these transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk associated with them, with the exception of risk to the Company should its customers fail to honor their obligations related to the foregoing transactions, as mentioned below.

INLET SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2024

NOTE 3 - CLEARING AGREEMENT AND OFF-BALANCE-SHEET RISK - continued

As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

According to the terms of the aforementioned agreement, the Company is required to maintain a $20,000 deposit with Clearing Broker/dealer. This amount is included in receivable from broker/dealers on the statement of financial condition. The Company is also prohibited from entering into an agreement with another broker/dealer to perform similar services without prior written approval from the Clearing Broker/dealer.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2024, the Company's net capital and required net capital were $88,049 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 18%.

NOTE 5 - OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interests. Additional information is included therein.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company occupies office space leased by one of its members. The Company paid approximately $19,600 in rental expense on behalf of the Member.